Filed by Guidant Corporation pursuant to Rule 425 under the
               Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                          Subject Company: Guidant Corporation
                            Subject Company's Exchange Act File No.: 001-13388


         Guidant Corporation and Johnson & Johnson have filed with the Securities and Exchange Commission (SEC) a definitive proxy statement/prospectus and other documents regarding the proposed merger between Guidant and Johnson & Johnson. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus and other documents filed by Johnson & Johnson and Guidant with the SEC are available free of charge at the SEC's website, www.sec.gov, or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request to Guidant Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129,
Attention: Investor Relations.

         Guidant Corporation, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Guidant and their ownership of Guidant stock is set forth in Guidant's most recent filing on Form 10-K. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus.

         The following is a document made available on Guidant's website.

                                      ###

Q.    Please comment on the timing of the Guidant transaction.

A. We are expecting the Guidant transaction to proceed along the following timeline. These are our current estimates of timing and are subject to change without notice.


                                          ESTIMATED DATE   STATUS

     Merger Agreement Filing - 8K             4Q'05        Filed

     S-4 Filing                               4Q'05        Filed

     Proxy Statement/Prospectus               4Q'05        Mailing Commenced
     (Mailed to Guidant Shareholders)

     Guidant Shareholder vote                 1Q'06        Scheduled for 1/31/06

     Closing                                  1Q'06        Will occur shortly
                                                           after Shareholder
                                                           Vote, subject to
                                                           shareholder approval


Q.    What are the closing conditions for the Guidant transaction?

A. The board of directors of Johnson & Johnson and Guidant have each approved the transaction. It must be approved by holders of a majority of the outstanding shares of Guidant common stock. All governmental approvals required for the transaction have been obtained.

      The transaction is also subject to other customary closing conditions.


Q. Are there any specific material adverse events that could still affect the Guidant deal?

A. The agreement has customary closing conditions. The proxy statement/prospectus we filed with the SEC describes things in greater detail. Under the Amended Merger Agreement generally, among other things, effects on Guidant's business relating to or arising from Guidant's previously announced product recalls or any related pending or future litigation, regulatory investigations or other developments will no longer provide a basis for not proceeding with the Merger.

Q.    What are the mechanics for shareholders to exchange their shares?

A. After the merger is completed, the exchange agent, ComputerShare, will send a letter of transmittal to each former Guidant shareholder. The transmittal letter will contain instructions for exchanging shares of Guidant common stock for cash and shares of Johnson & Johnson common stock as provided in the Amended Merger Agreement.